100% of Top Travel Loyalty Programs Leverage Points Loyalty Commerce Platform
US News & World Report list leading loyalty programs, all of which leverage Points services

TORONTO, August 11, 2015 (GLOBE NEWSWIRE) – Points (TSX:PTS) (Nasdaq:PCOM) a global leader in loyalty currency management, congratulates many of its Loyalty Program Partners who were named as the world's leading travel rewards programs by US News & World Report this week.

All of the top ten Airline programs and nine of the top fifteen Hotel programs recognized by US News & World Report leverage Points’ leading Loyalty Commerce Platform to add value to their programs and further engage their members. Furthermore, several of these airline and hotel programs are already participating on Points' newly re-launched Loyalty Wallet.

“Our vision has always been to help the world’s loyalty programs become more valuable and engaging”, said Rob MacLean, Points’ CEO. “It is terrific to see our Partners receiving much earned accolades like this and also heartening to know that our efforts here at Points have made a contribution to their success.”

Points’ Loyalty Commerce is a world leading open e-commerce platform that offers transaction level opportunities to power products and services that allow Loyalty Programs to drive increased revenue and member engagement. Along with powering a range of private label products for individual loyalty programs, the newly launched Points Loyalty Wallet offers developers from any size organization the ability to integrate sanctioned transaction level access into dozens of loyalty programs representing hundreds of millions of consumers.

Additional information on the US News & World Report 2015 – 2016 Best Travel Rewards Programs can be found here.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Points Investor Relations
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
310-829-5400

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474